Mail Stop 3561
								February 24, 2006

David Devine, President
Devine Entertainment Corporation
Suite 504, 2 Berkeley Street
Toronto, Ontario
Canada M51 2W3

	Re:	Devine Entertainment Corporation
		Amendment No. 7 to Registration Statement on Form 10-SB
		Filed January 20, 2006
		Amendment No. 8 to Registration Statement on Form 10-SB
                        Filed February 14, 2006
		File No. 0-51168

Dear Mr. Devine:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Description of Business, page 2

Certain Foreign Business Considerations, page 9
1. We note your revised disclosure in Amendment No. 7 in response to comments 1 and 2 in our letter dated January 13, 2006. Please recast the last sentence of the first paragraph under this sub-heading as a statement of your belief rather than as a statement of fact.
2. Please advise us of (i) the annual costs and revenues associated with the Daro purchases for broadcast in Iran, the resultant license and the subsequent broadcasts, described under "Description of Business- Certain Foreign Business Considerations," and (ii) how these annual costs and revenues compare with total costs and revenues for the same periods.
3. Please revise the third paragraph under this sub-heading to clarify that the potential adverse consequences to you described in the second sentence of that paragraph would result only if you had business activities or contacts in or with a country identified by the US government as a state sponsor of terrorism.

					* * * * * * *

	As appropriate, please amend your registration statement in response to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Robert Babula, Staff Accountant, at (202)
551-
3339, or, in his absence, Michael Moran, Accounting Branch Chief, at
(202) 551-3841, if you have questions concerning comments on the financial statements and related matters. Please contact Albert Yarashus, Attorney-Adviser, at (202) 551-3239, or, in his absence, David Mittelman, Legal Branch Chief, at (202) 551-3214, or me, at
(202) 551-3725 with any other questions.

								Sincerely,




H. Christopher Owings
							            Assistant Director

cc	Daniel A. Etna
	c/o Herrick, Feinstein LLP
            FAX:  (212) 545-3322



David Devine, President
Devine Entertainment Corporation
February 24, 2006
Page 1